EXHIBIT 99.2

The instructions accompanying this Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates
for
6.75% Convertible Unsecured Subordinated Debentures
of
PENGROWTH ENERGY CORPORATION

To be deposited pursuant to the Offer dated June 1, 2012
of
PENGROWTH ENERGY CORPORATION

This letter of transmittal (the "Letter of Transmittal"), properly completed and duly executed, together with all other required documents, must accompany certificates for the 6.75% convertible unsecured subordinated debentures (the "Debentures") of Pengrowth Energy Corporation ("Pengrowth") deposited pursuant to the Notice of Change of Control and Offer to Purchase (the "Offer") dated June 1, 2012 made by Pengrowth to purchase the Debentures. The Offer will be open for acceptance until noon (Calgary time) on June 22, 2012 (the "Expiry Time") unless the Offer is extended. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO:                      PENGROWTH ENERGY CORPORATION

AND TO:            COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Debentures, details of which are as follows: (see Item 1, 5 and 6 of the Instructions)

Certificate Number	Name in which Registered	Principal Amount of Debentures Deposited (see Item 5 of the Instructions for Partial Tenders)

TOTAL:

(Attach list in the above form, if necessary)

The undersigned:

(a)	acknowledges receipt of the Offer;

(b)
delivers to you the enclosed certificate(s) representing Debentures and irrevocably accepts the Offer for and in respect of the Debentures represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Pengrowth all right, title and interest in and to the Purchased Securities, effective on and after the date Pengrowth takes up and pays for the Purchased Securities (the "Effective Date");

(c)
represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by Pengrowth, Pengrowth will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(d)	represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g)
directs Pengrowth and the Depositary, upon Pengrowth taking up the Purchased Securities: (a) to issue or cause to be issued a cheque to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such cheque by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Debentures not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Pengrowth);

(h)
irrevocably constitutes and appoints any officer of Pengrowth, and each of them and any other persons designated by Pengrowth in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)	to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Debentureholders maintained by Pengrowth; and

(ii)
except as otherwise may be agreed, to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Debentures (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

(i)
as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(j)
agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Pengrowth and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Pengrowth any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Pengrowth as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(k)
covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Pengrowth;

(l)
acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(m)
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Debentures and accompanying documents deposited pursuant to the Offer will be determined by Pengrowth in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Pengrowth, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities the Total Offer Price for each $1,000 principal amount of Debentures deposited pursuant to the Offer payable by cheque made payable as per the instructions of the Debentureholder in this Letter of Transmittal.

BLOCK A	BLOCK B

ISSUE CHEQUE IN THE NAME OF (please print or type):	SEND CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type): ☐ Same address as Block A or to:

(Name)

(Name)
(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal/Zip Code)	(City and Province or State)

(Telephone - Business Hours)	(Country and Postal/Zip Code)

BLOCK C
☐	HOLD CHEQUE FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY WHERE THE DEPOSIT WAS MADE

BLOCK D

IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 5) NEW CERTIFICATE(S) FOR DEBENTURES ARE TO BE ISSUED AS ONE CERTIFICATE OR:

☐           in the following denominations (which must be in a denomination of $1,000 or an integral multiple thereof) (please print or type):

AND DELIVERED TO: ☐ Same address as Block A ☐ Same address as Block B

Authorized Signature by (if required under Instruction 3):	Dated: ______________________, 2012

Authorized Signature	Signature of Debentureholder or Authorized Representative (see Instruction 4)

Name of Guarantor (please print or type)	Name of Debentureholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)	Address (please print or type) ( )
Facsimile Number of Debentureholder

Name of Authorized Representative, if applicable (please print or type)	Email Address of Debentureholder

INSTRUCTIONS

1.	Use of Letter of Transmittal.

(a)
This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificates representing Debentures is at the option and risk of the Debentureholder, and delivery will be deemed effective only when such documents are actually received. Pengrowth recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2.
Signatures. This Letter of Transmittal must be completed and signed by the Debentureholder accepting the Offer or by such Debentureholder's duly authorized representative (in accordance with paragraph 4 below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be accompanied by an appropriate security transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 3 below.

3.
Guarantee of Signatures. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the cheque(s) are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Pengrowth, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

"Eligible Institution" means a major Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.
Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.

Pengrowth or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

5.
Partial Tenders. If less than the aggregate principal amount of Debentures evidenced by any certificate submitted is to be deposited, fill in the principal amount of Debentures to be deposited in the appropriate space on this Letter of Transmittal, provided that the principal amount of Debentures which is deposited to the Offer must be in a denomination of $1,000 or an integral multiple thereof. With respect to partial deposits, Pengrowth shall, promptly following the completion of the Offer, issue a new Debenture (via book-entry delivery to CDS) to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder. The aggregate principal amount of Debentures evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

6.	Miscellaneous.

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and principal amount of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted. All depositing Debentureholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d)
The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Debentureholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Offer and the Letter of Transmittal may be obtained from the Depositary at its office at the address listed on the last page of this Letter of Transmittal.

7.
Commissions and Stock Transfer Taxes. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Debentures directly with the Depositary. Pengrowth will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. lf, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

8.
Lost or Destroyed Certificates. If a Debenture certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

Offices of the Depositary

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (Canada and US): 1-800-564-6253
Telephone (Outside North America): 1-514-982-7555
Website: www.computershare.com
Email: corporateactions@computershare.com

By Ordinary Mail

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail

In Calgary:

Computershare Investor Services Inc.
600, 530-8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

In Toronto:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Any questions and requests for assistance may be directed by Debentureholders to the Depositary at the telephone numbers and locations set out above.